July 23, 2014	Seth K. Weiner 404-504-7664 skw@mmmlaw.com www.mmmlaw.com

via edgar

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20002

Re:	United Development Funding Income Fund V
Request for Acceleration
File No. 333-194162

Ladies and Gentlemen:

On behalf of United Development Funding Income Fund V (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-194162) under the Act to immediate effectiveness on July 25, 2014 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7664.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Hollis M. Greenlaw

Todd F. Etter

Lauren B. Prevost

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

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